Exhibit 99.2

 CARBON REVOLUTION  FY 24 Earnings Presentation (Full Year Ending 30 June 2024)  May 14, 2025

 This investor presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to Carbon Revolution Public Limited Company (together with its subsidiaries, “Carbon Revolution” or the “Company”). Statements and the information in this presentation (together with the oral remarks in connection herewith, the “Information”) remain subject to change without notice. Subject to any obligations under applicable law, no responsibility is assumed for updating any Information for any new or more accurate information or any errors or mis-descriptions of which the Company becomes aware. The Information (a) is for informational purposes only, and is a summary only; and (b) does not constitute investment, financial product, taxation or legal advice or a recommendation to acquire securities of the Company, and is not intended to be used as the basis for making any investment decision. The objectives, financial position or needs of any particular viewer, reader or investor have not been considered. Investors, readers and viewers of this presentation should make their own assessment of the Company and should not rely on this presentation. Investors, readers and viewers should conduct their own research into the financial condition, assets and liabilities, financial position and performance, profits and losses, prospects and business affairs of the Company, and the contents of this presentation. Investors, readers and viewers should seek legal, financial, tax and other appropriate advice.   This presentation should be read in conjunction with the Company’s most recent Annual Report on Form 20-F and the Company’s other filings with the Securities and Exchange Commission (“SEC”), which are available at www.sec.gov. The Information is of a general background nature and does not purport to be exhaustive, all-inclusive or complete. For example, it does not contain all of the information that may be required to make a full analysis of the Company, nor does it purport to contain all of the information that an investor may require in evaluating a possible investment in the Company, nor does it contain all of the information which would be required to be disclosed in a prospectus, product disclosure statement or any other offering or disclosure document under the U.S. securities laws or any other law.   None of the Company nor its shareholders, nor any of its officers, directors, employees, affiliates, representatives, partners, agents or advisers (each a “Limited Party”) guarantees or makes any representations or warranties, express or implied, as to or takes responsibility for, the accuracy, reliability, completeness or fairness of the Information, opinions and conclusions contained in this presentation. No Limited Party makes any representation that this presentation is complete or that it contains all information that a prospective investor may require in evaluating the Company. To the maximum extent permitted by law, each Limited Party disclaims any liability for any loss arising from this presentation or the use of Information it contains, including but not limited to, (a) without limitation, any liability arising from fault, negligence or negligent misstatement; (b) representations or warranties; or (c) in relation to the accuracy or completeness of the Information, statements, opinions or matters, express or implied, contained in, arising out of or derived from, or for omissions from, this presentation.  This presentation does not constitute an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of the Company. No such offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or other offer document satisfying the applicable requirements in connection with an exemption therefrom. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. Investors, readers and viewers should consult their own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and should not rely upon the Information contained herein to make any decision.   Forward-Looking Statements  All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the future financial performance, business strategies, financings and expectations for the Company’s business. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Carbon Revolution’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution.  These forward-looking statements are subject to a number of risks and uncertainties, including (i) Carbon Revolution's liquidity, including its ability to pay its obligations and to issue equity, refinance its indebtedness or otherwise obtain financing at all or on acceptable terms, (ii) risks related to our ability to meet financial covenants and other key covenants under existing financing arrangements; (iii) changes in domestic and foreign business, market, financial, political and legal conditions; (iv) the ability to maintain the listing of Carbon Revolution’s securities on the stock exchange; (v) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (vi) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and retain its management and key employees; (vii) risks related to domestic and international political and macroeconomic uncertainty, including tariffs and trade policy and the Russia-Ukraine and Israel-Hamas and Israel-Hezbollah conflicts; (viii) the outcome of any legal proceedings that may be instituted against Carbon Revolution; (ix) the impact of global pandemics and governmental responses on any of the foregoing risks; (x) risks related to Carbon Revolution’s industry; (xi) changes in laws and regulations; and (xii) those factors discussed in the documents Carbon Revolution filed with the SEC, including the most recent Annual Report on Form 20-F.  Disclaimer  2

 If any of these risks materialize or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Carbon Revolution does not presently know or that Carbon Revolution currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this communication. Carbon Revolution anticipates that subsequent events and developments will cause Carbon Revolution’s assessments to change. However, while Carbon Revolution may elect to update these forward-looking statements at some point in the future, Carbon Revolution specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Carbon Revolution’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.  Certain Financial Measures and Calculations and Non-IFRS Financial Measures  This presentation uses certain measures such as EBITDA and Adjusted EBITDA which are not financial measures as defined by IFRS (“non-IFRS”). Non-IFRS measures have certain limitations and should not be considered in isolation or as a substitute for analysis of the Company’s results of operations as reported under IFRS. Carbon Revolution believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. Carbon Revolution’s management believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-IFRS/GAAP financial measures to investors. The principal limitation of these non-IFRS financial measures is that they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. These measures should not be used instead of, or considered as alternatives to, the Company’s financial results prepared in accordance with IFRS and may not be comparable to similarly titled measures disclosed by other companies. A reconciliation of non-IFRS items can be found in the appendix.  Currency  All amounts in the presentation are stated in US Dollars unless otherwise indicated. Actual financials in this presentation have been prepared in Australian Dollars (being the Company’s functional currency) and converted to US Dollars at a rate of 0.6624:1 (USD:AUD).   Financial Information  The historical financial Information regarding the Company contained in this presentation has been taken from or prepared based on historical financial statements of the Company. An audit of the Company’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) has been completed and such financial statements are included in the Company’s most recent Annual Report on Form 20-F filed with the SEC. The Company’s results and financial condition as reflected in the financial statements included in the most recent Annual Report on Form 20-F may be adjusted or presented differently from the historical financial Information included herein, and the differences could be material.  Industry and Market Data  Certain Information contained in this presentation relates to or is based on studies, publications, surveys, the Company’s own internal estimates, and research and other statistical data made by independent parties and by the Company. Neither the Company nor its representatives have independently verified any such Information provided by third parties or industry or general publications. This data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. In addition, forecasts, assumptions and estimates of the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk. Finally, internal research has not been verified by any independent source, and the Company cannot guarantee and makes no representation or warranty, express or implied, as to its accuracy and completeness.   Trademarks  This presentation contains trademarks, service marks, trade names and copyrights of the Company, and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade name or products in this presentation is not intended to, and does not imply, a relationship with the Company, or an endorsement or sponsorship by or of the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.   3  Disclaimer (cont.)

Recent Highlights and Developments



Chevrolet Corvette ZR1 Revealed



Lamborghini Temerario Revealed

Automotive News PACE AWARD 2024 WINNER

Industry Recognition



New Leadership

- **Customer vehicle launches commence an exciting period of program reveals**
  - **Chevrolet Corvette ZR1 halo vehicle** extending the relationship with General Motors
  - **Lamborghini Temerario**, the Company's first program with a **VW Group company**
- **Achieved dual recognition at the prestigious 2024 PACE Automotive News awards**

  "For 29 years, the PACE program has celebrated cutting-edge innovations that have shaped the automotive industry on a global level. The companies on this year's list have pioneered significant technologies that will continue to propel the industry forward."
  Jamie Butters, executive editor of Automotive News

- **New funding package of ~US$33m** secured in December 2024, including $27m new funds plus PIK interest
- Auto industry veteran **Donald Hampton, Jr. appointed CEO** in March 2025

Exciting customer, industry and leadership developments

4

Our Strategy


Focus on product leadership and growth prospects
Invest in the Right Products
Focus on operational excellence and drive productivity improvements
Aggressive Cost Reductions
CARBON
REVOLUTION
Invest in the Right Geography
Focus on cost effective locations with strong local and export opportunities
Invest in the Right Customers
Focus on customer diversification

A clear strategy that drives everything we do

5

 Revolutionary Product  6  Revolutionary product, ready for industry disruption  Benefits  Weight save vs. Aluminum up to 40% - 50%. Larger wheel sizes have higher percentage saving  Vehicle architecture knock-on benefits if fully integrated  Lighter corner means lighter and lower cost chassis and suspension  Ride and handling improvements  Range improvements – up to 5%-10% (bolt on vs. full integration)  Highly durable  NVH benefits – reduced transmission of road noise  Aesthetics and styling – unique finishes and geometries achievable  Wheel Diameter (inches)  Wheel  Mass (kg)  Carbon Fiber Wheels  Aluminum Wheels  Source: Management analysis (indicative)  Heavier wheels create vehicle engineering challenges  Lighter wheels create vehicle opportunities

Progress Made in Key Areas

New Board and New Leadership	▪ Regenerated Board during FY24 with significant automotive experience, Chaired by Robert A. (Bob) Lutz ▪ New Leadership - Donald Hampton, Jr. appointed Chief Executive Officer - Alia Comai appointed Chief Revenue Officer
New funding secured & Nasdaq filings now on track for FY24	▪ Nasdaq listing completed with two committed capital partners – OIC & PIUS ▪ Additional ~US$33m funding package secured from OIC and PIUS in December 2024 including $27m new funding and $6m PIK. To be funded in $5.4 million increments (of which US$21.6m drawn to date), subject to achievement of monthly financial covenant requirement ▪ FY24 results released following Nasdaq extension
Successful program launches and capacity expansion	▪ Corvette ZR1 and Lamborghini Temerario revealed ▪ 3 additional programs entered production since July 2024 and a further 4 expected to enter production in CY25 ▪ Australian plant capacity expansion plan now materially complete
Significant operational improvements	▪ Price increases and working capital improvements in place ▪ Significant improvements to key operational metrics, including direct labor cost and quality ▪ Major fixed cost reductions implemented between Nov 2024 – May 2025

Foundational work completed, business now primed for expansion

7

 Carbon Revolution Program Status  8  As of 4/22/2025  Includes hybrids  As of 6/30/2024  Stage of Awarded Program Lifecycle  Current (1)  Programs in Production   7  Awarded Programs in Development  Electric Vehicles  1  ICE (2) Premium Vehicles  3  Total Active Programs  11  Programs in Aftersales  7  Total Lifetime Programs  18  Pipeline of awarded programs   Company has been awarded 5 programs since January 2023  18 awarded programs to date  First commercial OEM program  Ford  Renault  Ford  Ferrari  Ferrari  GM  Ferrari  JLR  Ford  GM  Lamborghini  Almost 100,000 cumulative wheel sales volume (3) by end of FY24 from 14 programs announced by OEMs and in the market  Trusted Partner and Global Leader in Carbon Fiber Wheels

Year-over-Year Revenue

FY23 vs FY24 Revenue
($ in USD[1], millions)


87%
Increase
$25.3
$47.3
FY23
FY24

- **Strong 87% growth in year-over-year revenue to US$47.3m**
- **Revenue from sale of wheels increased by 80.3%** compared to the prior period
  - ramp to full production of the Range Rover Sport SV program combined with increased volumes shipped for the Corvette Z06 / E-Ray program
  - Ford Mustang Dark Horse entered production however this wheel program was concluded early and it is now in aftersales
- **Production increased progressively** with commissioning of the first phase of the Mega-line
- **Engineering services and tooling revenue** of US$2.6m increased by US$2.0m due to program development timing

Strong revenue growth fueled by full year production of key programs

(1) FY24 and FY23 both converted to USD at 0.6624 for convenience. FY periods ending June 30.

9

Full Year Financial Performance

- **Key safety metric LTIFR**[(1)] increased from 3.2 to 9.0. No major injuries and focus on safety is a core value
- **Strong 87% year-over-year increase in revenue** to US$47.3m arising primarily from ramp to full production of the Range Rover Sport SV program combined with increased volumes shipped for the Corvette Z06 / E-Ray program
- Total **Impairment of assets** of US$68.0m across all relevant assets in accordance with IAS 36 arose primarily from revised assessment of macroeconomic and growth uncertainties driven by the political and economic environment in the US market
- **Gross loss increased by US$62.2m to US$(73.4)m** driven primarily by a US$55.5m impairment of fixed and right of use assets in accordance with IAS 36 and costs associated with increased volumes
- **SG&A increased by 24%** primarily related to on boarding training of new direct staff, higher D&O insurance cost and higher cost of being listed in the USA
- **R&D increased by 123%** due largely to impairment of intangible assets (US$12.5m) in accordance with IAS 36. Also reflects the larger number of wheel programs in development and launch phase and the engineering costs to implement new production technology and plant capacity expansion
- **Transaction costs of $20.9m** associated with business combination, NASDAQ listing and other transaction-related costs
- **Net finance costs of US$13.9m** reflecting full year of PIUS borrowings and new OIC borrowings, offset by finance income from the change in warrant liabilities
- **Loss for the year of US$146.4m** and **Adjusted EBITDA of US$(35.0)m**

(1) LTIFR Lost Time Injury Frequency Rate, per million hours worked, rolling 12 months. SafeWork Australia benchmark of 12.7 for Manufacturing industry classification

Financial Performance	FY24 US$m	FY23 US$m	*change %*
Sale of wheels	44.8	24.8	*80%*
Engineering services	1.7	0.4	*385%*
Sale of tooling	0.9	0.2	*426%*
Total revenue	**47.3**	**25.3**	***87%***
Cost of goods sold	(65.3)	(36.5)	*79%*
Impairment of assets	(55.5)	-	-
Gross loss	**(73.4)**	**(11.2)**	***558%***
Other income	1.4	2.1	*-31%*
SG&A	(15.6)	(12.6)	*24%*
Research and development	(23.9)	(10.7)	*123%*
Capital raising transaction costs	(20.9)	(16.4)	*28%*
Finance costs	(19.9)	(3.6)	*447%*
Finance income	6.0	-	-
Loss before income tax expense	**(146.4)**	**(52.5)**	***179%***
Income tax expense	-	-	-
Loss for the year	**(146.4)**	**(52.5)**	***179%***
NON-IFRS MEASURE:			
EBITDA	***(120.5)***	***(42.3)***	***-185%***
Adjusted EBITDA	***(35.0)***	***(23.5)***	***-49%***

FY24 and FY23 both converted to USD at 0.6624 for convenience. FY periods ending June 30.
SG&A includes Operational expenses, Administrative expenses and Marketing expenses.
EBITDA differs from the most comparable IFRS measure, net loss for the year, primarily because it does not include interest expense and interest income, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for capital raising transaction costs, share-based payment expenses, impairment of assets, loss on modification, loss on extinguishment, supplier financing costs, realized foreign exchange loss, gain on remeasurement of warrant liabilities and unrealized foreign exchange gain. See additional information at the end of this presentation regarding non-IFRS financial measures.
Totals may not sum due to rounding.

10

 Key balance sheet and cashflow items  11  Total assets reduced by 59% to US$43m primarily due to impairment of non-current assets in accordance with IAS 36 and a reduction in cash  Non-current assets reduced by 92% to US$4.6m with impairment of assets in accordance with IAS 36 following a revised assessment of macroeconomic and growth uncertainties driven by the political and economic environment in the US market  Total liabilities increased by 77% to US$166.8m primarily from an increase in borrowings  Net cash used in operating activities increased by 46% to US$50.9m arising from an increase in customer receipts offset by a reduction in government grants and increased payments to suppliers and employees  Net cash used in investing activities increased by 40% to US$16.6m with significant expansion in capacity and automation, along with new program development  Net cash provided by financing increased by 28% to US$56.4m primarily from OIC financing

 Liquidity Actions  12  Refer to Annual Report on form 20-F for further details, risks and discussion related to these sources of liquidity and obligations  Remaining US$5.4m of funding is expected to be released in CY2025 subject to achieving certain milestones, see Annual Report on form 20-F for further details, risks and discussion related to the facility  Improving operating and investing cashflows from:  Generating incremental revenue by increasing sales volumes and full year impact of price increases for our wheels and other services  Reducing unit cost expenses which is ongoing  Reducing fixed overheads with restructuring activities completed in FY25  Reducing capital expenditure as the plant expansion for expected volumes from currently awarded programs completes in FY26  Working with customers to improve working capital and with suppliers and service providers to extend credit terms  Capital partners funding:   Accessing the remaining US$5.4 million(1) of the US$27 million of OIC and PIUS funding agreed pursuant to the December 2024 Amendments  Approximately US$6m PIK interest planned for July to December 2025 (moving from cash paid) agreed pursuant to the December 2024 Amendments  If necessary, potential for further US$15m of funding from OIC, subject to OIC investment committee approval  The Company expects to gain access to the Yorkville equity line (“CEF”) following the filing of a registration statement with the SEC and effectiveness thereof  While the Company does not expect to have an external funding need (outside of key capital partners OIC and PIUS) for the next 12 months, it may seek to raise capital through the CEF or from other sources. Such conclusion that the Company has no external funding need assumes:   Achieving its operating plan including achievement of the required milestones for the remaining US$5.4 million release   Continued support from customers and vendors as to modification of payment terms   Continued deferral of amounts owed to the SPAC creditors, and   If necessary, access to all or a portion of the remaining US$15 million which OIC may fund at its sole discretion. Even if the Company does not need additional financing in order to remain solvent, it may need to obtain financing in order to satisfy Nasdaq continued listing requirements  Capital partners supporting near-term funding requirement

 Business Outlook – Operational Focus  13  Successful production launches of new programs. Three programs have recently entered production and a further four awarded programs are currently in development or launch phase.  Business development focus on winning new programs to fill the Australian manufacturing facility  New Program Launches and Award of New Programs  Final commissioning of capacity expansion assets  Final commissioning of new assets in FY26 for expected volumes for currently awarded programs  Significant reduction in investment in PP&E as the plant expansion completes in FY26  Improvement in gross margin, with further efficiencies expected to come from new program launches  Reducing material and direct labor costs  Gross margin growth  Overheads reducing and aligned to the Company's next stage of stable production  Capacity expansion now substantially complete for currently awarded programs  Many programs have now completed development stage  Continuous focus to lower cost  Cost base and capex reductions expected to reduce cash burn moving forward

 Carbon Revolution is a clear market leader, providing a compelling solution to the significant mass-related issues faced by the global automotive industry  Automotive wheel market is massive, with the premium vehicle, SUV and electric vehicle (“EV”) segments experiencing growth  The Company has a strong track record with leading automotive OEMs (exemplified by 18 awarded programs with 6 global OEMs)  Carbon Revolution’s technology is also highly valuable for EVs given the substantial range increase and the Company is experiencing traction with 2 awarded EV programs   Automation investments driving margin expansion, with substantial opportunity to further optimize through investment in lower-cost geographies  Carbon Revolution Summary  14  Early-stage growth company reliant on new capital to reach profitability and positive free cashflow

 Appendix  15

 Appendix 1 - Reconciliation of Non-IFRS Financial Measures  16  EBITDA differs from the most comparable IFRS measure, net loss for the year, primarily because it does not include interest expense and interest income, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for capital raising transaction costs, share-based payment expenses, impairment of assets, loss on modification, loss on extinguishment, supplier financing costs, realized foreign exchange loss, gain on remeasurement of warrant liabilities and unrealized foreign exchange gain.   Converted to USD at 0.6624 for convenience. Periods ending Jun 30.

 Appendix 2 - Carbon Revolution Positioned to Capitalize on Automotive Trends  17  CAGR  5.2%  Global Automotive Wheel Market (1)  Global automotive wheel market is massive and growing   Global EV Market Penetration (2)  Electric Vehicles are gaining market share rapidly and driving innovation in the automotive industry   Vehicle Weight Over Time (3)  Vehicles have consistently become heavier, posing regulatory and range challenges once combined with EV battery weight  (1) Verified Market Research, Global Automotive Wheel Market Size by Rim October 2022.  (2) IEA.org, Global EV Data Explorer as of 11/18/2022.  (3) EPA.gov, United States only.  Pickup  Truck-SUV  Car-SUV  Sedan/Wagon  E  E  E

Appendix 3 - Our wheels provide benefits for all vehicles: ICE[2] and EVs

Challenges the Automotive Sector is Facing…

- Range is the new currency for OEMs as the market transitions to electric vehicles. **Solutions to reducing vehicle mass and increasing range are challenging**
- Structural challenges now evident – **weight of large aluminum wheels combined with batteries becoming impractical**
- Structural demands are competing with aesthetic requirements – **consumers and studios are demanding large wheels**
- Large wheel sizes on luxury vehicles and SUVs **increase the strain on vehicle suspension and challenge performance**
- Battery **weight is compromising OEMs' ability to navigate CAFE standards** and light passenger vehicle mass limits

…How Carbon Revolution Can Provide a Solution

- Developed and commercialized a step-change weight saving technology; delivering a **wheel weight savings of up to 40%-50% compared to aluminum,** which can deliver **up to 5%-10% increase to vehicle range[1]**
- Carbon Revolution wheels **eliminate up to 100lbs of weight in high impact area of vehicle (rotating, unsprung mass)**
- **Benefits of carbon fiber wheels increase as wheel size increases– particularly in SUVs** which have larger wheels
- Substantial reduction in vehicle unsprung mass results in **less strain on suspension, improved traction and driver control**
- **10+ year history of testing with OEMs has resulted in platform wins with Ford, GM, Ferrari, Jaguar Land Rover, Renault and Lamborghini, a premium brand of Volkswagen Group**

Carbon Revolution's technology provides a solution to OEM vehicle weight issues and proven performance benefits

(1) If associated weight reduction were to be reinvested in battery mass and based on current battery technology. Top end of range assumes further benefits derived from additional aerodynamic, NVH, and structural enhancements.
(2) ICE represents Internal Combustion Engine vehicles (including hybrids).

18

Appendix 4 – Capital Structure  19  Refer to most recent Annual Report on Form 20-F. Table is a simplification of certain capital structure items, is not intended to be complete and is not intended to match accounting balances for the relevant items.  Refer to most recent Annual Report on Form 20-F. Excludes 12.2 million Public Warrants, 12.2 million Public Warrants, entitling the holder to purchase 1/10th of an Ordinary Share at an exercise price of $11.50 per 1/10th of an ordinary share ($115.00 per whole share). Public warrants will expire in 5 years or earlier upon redemption or liquidation  Up to US$2.0 million reserve release with MOIC of 2.0x  US$40mm OIC Preferred Equity  Initial gross proceeds of US$35 million received in November 2023, maturing Nov 2028 (with MOIC 1.75x)  Further US$5m of Class B preferred equity, maturing November 2028 (with MOIC of 2.0x)  Up to US$60mm Committed Equity Facility (CEF)  Equity purchase agreement with Yorkville Advisors for up to US$60m for a period of up to 3 years from November 2023  Each advance up to the greater of (i) US$10 million or (ii) the aggregate trading volume subject to 9.99% cap   US$55m OIC Secured Loans(Potential for further US$15m of funding from OIC)  Up to US$55m facilities with US$50m drawn to date maturing May 2027. Last US$5m expected to be drawn during CY2025  Interest only through May 2026 with monthly (1/30th) principal payments from June 2026 (other than during the Cash Interest Suspension Period) with balloon payment on maturity. Multiple on Invested Capital (“MOIC”) of 2.0x  Potential for further US$15m of funding from OIC, subject to OIC investment committee approval  Company Capitalization (1) (2)  US$66.9m PIUS Secured Term Loan  New Debt Program entered in May 2023 with $60m borrowed on a 4-year term. Additional US$6.9m subsequent principal, fees, PIK and reserve release(3)  Interest only (mix of cash and PIK) through to May 2026 (other than during the Cash Interest Suspension Period) with monthly principal payments of $2m to be paid from June 2026 with balloon payment on maturity.  Common Stock, OIC and PIUS penny warrants  1.9 million Nasdaq listed Ordinary Shares outstanding  2.66 million OIC penny warrants vested by May 14, 2025  0.07 million PIUS penny warrants vested by May 14, 2025  Cash Balance  US$1.0 million of unrestricted cash, as of April 30, 2025